[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

May 13, 2015

VIA HAND DELIVERY AND EDGAR

Ms. Kathryn McHale

Senior Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Cathay General Bancorp

Registration Statement on Form S-4

Filed March 30, 2015

File No. 333-203091

Dear Ms. McHale:

On behalf of Cathay General Bancorp (“Cathay” or the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-4 filed with the Commission on March 30, 2015 (the “Registration Statement”) contained in your letter dated April 27, 2015 (the

“Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter.  In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof.  We are separately furnishing to the Staff six courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter.  For your convenience, we have set out the text in bold of the comments from the Comment Letter followed by our responses.  Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

Front Cover Page of Prospectus/Proxy Statement

1.              We note that the consideration is subject to adjustment.  Please disclose the nature of the adjustments.  In addition, disclose the aggregate and per share ranges of consideration, giving effect to the adjustments.  If the Board does not intend to resolicit shareholders at any point, please state this fact and disclose the worst and best case scenarios in the range of consideration shareholders may receive.

Response:  In response to the Staff’s comment, the Company has revised the disclosures on the front cover page of the prospectus/proxy statement.

2.              Revise the last sentence to disclose that the exact amount of consideration will not be determined until after the shareholders have voted on the merger.

Response:  In response to the Staff’s comment, the Company has revised the disclosure in on the front cover page of the prospectus/proxy statement.

3.              Disclose the amount of cash and stock you will pay for each share of Asia Bancshares common stock as of the date the respective boards approved the merger agreement and the most recent date before the filing of the registration statement.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on the front cover page of the prospectus/proxy statement.

Summary, The Merger Consideration, page 10

4.              We note that this section appears to be very similar to the disclosure on the cover page.  Please revise this section consistent with our comments above.

Response:  In response to the Staff’s comment and the Staff’s comment above, the Company has revised the disclosures in this section on page 10.

Merger Consideration, page 47

5.              Please incorporate the “Adjustments Section” on page 48 into the discussion of the merger consideration.

Response:  As requested, the Company has incorporated the “Adjustments Section” into the discussion of the merger consideration on page 49.

6.              Please disclose the ranges of aggregate and per share consideration that illustrate the best and worst case scenarios for shareholders.  Please revise this section to provide more detail as to each component and to more clearly explain each of the types of adjustments.  Please include a table that captures the varying scenarios.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 49 and 50.

*          *           *          *           *          *

In the event that the Company requests acceleration of the effective date of the Registration Statement, as amended, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1367 or by email at BCPrice@wlrk.com.

Sincerely,

/s/ Brandon C. Price
Brandon C. Price, Esq.

cc.                                 Lisa L. Kim, Esq., Cathay General Bancorp

David E. Shapiro, Esq., Wachtell, Lipton, Rosen & Katz